SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VERMILLION, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92407M206

(CUSIP Number)

May 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,617,872
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,617,872
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,617,872
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.3%
(14)	Type of reporting person IN

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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Jack W. Schuler (the “reporting person”). The following information is provided for the reporting person:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

During the last five years, the reporting person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

The aggregate purchase price for the 2,617,872 shares of Common Stock acquired by the reporting person was $3,822,093.12.

In connection with his purchase of Common Stock, the reporting person acquired warrants (the “Warrants”) to purchase 4,055,157 shares of Common Stock at an exercise price of $1.46 per share of Common Stock for an aggregate purchase price of $506,894.64. The Warrants are not exercisable until the date that is 90 days following the date of issuance, and thus the Common Stock underlying such Warrants is not currently deemed beneficially owned by the reporting persons.

All of the funds required to acquire the shares of Common Stock and Warrants were furnished from the reporting person’s personal funds.

Item 4. Purpose of Transaction

The acquisition by the reporting person of the Common Stock and the Warrants was effected because of the reporting person’s belief that the Common Stock represented, and continues to represent, an attractive investment. The reporting person intends to review his investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading

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prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the reporting person and other factors considered relevant. Subject to any limitations otherwise disclosed in this Item 4, the reporting person may from time to time take such actions with respect to his investment in the Company as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing his current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As discussed below, the reporting person is entitled to, but has not as of the date hereof appointed, a Board Designee (as defined below). As part of the reporting person’s continuing evaluation of, and preservation of the value of, his investment in the Common Stock or other securities of the Company, the reporting person and his representatives, including, without limitation, the Board Designee (as defined below), if any, may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the reporting person’s investment in the Common Stock and other securities of the Company, if any, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

On May 8, 2013, the reporting person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and other purchasers named therein. Pursuant to the terms of the Purchase Agreement, on May 13, 2013, the date of the closing, (i) the reporting person purchased 2,617,872 shares of Common Stock for an aggregate purchase price of $3,822,093.12, (ii) the reporting person acquired a Warrant for an aggregate purchase price of $506,894.64 to purchase 4,055,157 shares of Common Stock, and (iii) the reporting person entered into a stockholders agreement (the “Stockholders Agreement”) with the Company and the other purchasers named therein.

The following summaries of the Purchase Agreement, the Stockholders Agreement and the Warrants are not intended to be complete. The Purchase Agreement, the Stockholders Agreement and the form of Warrant, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

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Purchase Agreement

Pursuant to the Purchase Agreement, and the transactions contemplated thereby, on May 13, 2013, the Company sold pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, to the purchasers named in the Purchase Agreement, including the reporting person, an aggregate of 8,000,000 shares of Common Stock at a price per share equal to $1.46 and Warrants to purchase an aggregate of 12,500,000 shares of Common Stock for a price of $0.125 per share of Common Stock subject to such Warrants, with an exercise price of $1.46 per share.

The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties, and the entry of the Company and the purchasers into the Stockholders Agreement.

Stockholders Agreement

As noted above, on May 13, 2013, the Company and the purchasers named therein, including the reporting person, entered into the Stockholders Agreement.

Pursuant to the Stockholders Agreement, the Company is prohibited from taking certain material actions without the consent of at least one Principal Purchaser (as defined in the Stockholders Agreement), which includes but is not limited to the reporting person, provided such Principal Purchaser has beneficial ownership of the Shares, Warrants or Warrant Shares (in each case, as defined in the Stockholders Agreement) in the aggregate equal to at least 50% of the Shares and Warrants, in the aggregate, issued to such Principal Purchaser at closing.

The Stockholders Agreement also provides that the reporting person is entitled to designate an individual to be nominated by the Company to serve on the board of directors (“Board Designee”) for long as the reporting person has beneficial ownership of Shares, Warrants or Warrant Shares, in the aggregate, equal to at least 50% of the Shares and Warrants, in the aggregate, issued to the reporting person at closing. The Stockholders Agreement also grants two other purchasers, collectively, a right to designate an individual to be nominated by the Company to serve on the board of directors. The reporting person has not as of the date hereof appointed a Board Designee, although the Company has increased the size of the board of directors for such designees. For so long as such membership does not conflict with applicable law or regulation or listing requirements of a securities exchange on which the Common Stock is listed, the Board Designee is also entitled to serve as a member of, or observer to, committees of the board of directors.

The reporting person further agreed in the Stockholders Agreement not to sell his Shares, Warrants or Warrant Shares on or prior to May 13, 2014, subject to specified exceptions.

The Stockholders Agreement provides for demand registration rights for the reporting person, among others, that will require the Company to register his shares of Common Stock

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with the Securities Exchange Commission and permit the reporting person to sell such registered shares of Common Stock to the public, subject to specified conditions therein. Furthermore, pursuant to the Stockholders Agreement, if the Company proposes to register any of its Common Stock at any time prior to May 13, 2018, the reporting person, among others, will have the right to request that all or any part of his registrable shares be included in the registration, subject to specified exceptions.

In addition, the Stockholders Agreement provides that, in the event the Company makes an offering of Common Stock or securities convertible into Common Stock for cash (other than offerings related to employee benefits or in connection with a merger or acquisition), Substantial Purchasers (as defined in the Stockholders Agreement), including but not limited to the reporting person, have the right to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others an aggregate amount of securities up to an amount necessary to enable it to maintain its current percentage of ownership interest. This right continues for so long as such Substantial Purchaser has beneficial ownership of Shares, Warrants or Warrant Shares, in the aggregate, equal to at least 50% of the Shares and Warrants, in the aggregate, issued at closing.

Warrants

Pursuant to the Warrants, issued on May 13, 2013, the reporting person has a right to purchase 4,055,157 shares of Common Stock at an exercise price per share equal to $1.46. The warrants are exercisable commencing on the date that is 90 days following the date of issuance until the date that is three years after the date of issuance. The exercise price and number of shares of Common Stock subject to the Warrants are subject to adjustment from time to time in accordance with the terms set forth therein.

Additional Disclosure

Except as set forth herein, the reporting person does not have any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a) As of May 13, 2013, the reporting person is the beneficial owner of 2,617,872 shares of Common Stock, representing 11.3% of the 23,213,246 shares of Common Stock outstanding (determined on the basis of the outstanding shares reported on the Company’s most recently available filing with the Commission, increased by the 8,000,000 shares of Common Stock issued and sold pursuant to the Purchase Agreement).

(b) The reporting person has the sole power to vote and the sole power to dispose of the shares of Common Stock that he beneficially owns.

(c) As set forth above, pursuant to the Purchase Agreement, on May 13, 2013, (i) the reporting person purchased 2,617,872 shares of Common Stock for an aggregate purchase price of $3,822,093.12 and (ii) the reporting person acquired a Warrant for an aggregate purchase price of $506,894.64 to purchase 4,055,157 shares of Common Stock. The Warrants are not exercisable until the date that is 90 days following the date of issuance, and thus the Common Stock underlying such Warrants is not currently deemed beneficially owned by the reporting person.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that the reporting person beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, (i) the reporting person, the other purchasers named therein and the Company have entered into a Purchase Agreement, (ii) the reporting person, the other purchasers named therein and the Company have entered into a Stockholders Agreement and (iii) the reporting person has acquired the Warrants. The information set forth in Item 4 with respect to the Purchase Agreement, the Stockholders Agreement and the Warrants is incorporated into this Item 6 by reference.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of May 8, 2013, by and among the Company, Jack W. Schuler and the other purchasers named therein.

Exhibit 2	Stockholders Agreement, dated as of May 13, 2013, by and among the Company, Jack W. Schuler and the other purchasers named therein.

Exhibit 3	Form of Warrant as to the purchase by Jack W. Schuler of shares of Common Stock of the Company.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2013.

/s/ JACK W. SCHULER
Jack W. Schuler